Offering Memorandum: Part II of Offering Document
(Exhibit A to Form C)

OptzzChain, Inc.
2711 Centerville Road, Suite 400
Wilmington, Delaware 19808
https://company.warehouseexchange.com/

Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: OptzzChain, Inc.
Address: 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808
State of Incorporation: DE
Date Incorporated: July 08, 2016

Terms:

Convertible Promissory Notes

Offering Minimum: $124,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises 5,000,000.00 in a qualified equity financing.
Maturity Date: December 18, 2026
Valuation Cap: $20,000,000.00
Discount Rate: 20.00%
Annual Interest Rate: 4.00%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Common Stock
Voting Rights: There are no voting rights associated with Convertible Note
Material Rights: There are no material rights associated with Convertible Note.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Time-Based Perks</u>

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive a 10% increase in the annual interest rate.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive a 15% increase in the annual interest rate.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive a 20% increase in the annual interest rate.

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive a 25% increase in the annual interest rate.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive a 30% increase in the annual interest rate.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between Day 35 - 40 and receive a 10% increase in the annual interest rate.

Flash Perk 2: Invest $5,000+ between Day 60 - 65 and receive a 10% increase in the annual interest rate.

Amount-Based Perks

Tier 1: Invest $1,000+ and receive a 5% increase in the annual interest rate.

Tier 2: Invest $5,000+ and receive a 10% increase in the annual interest rate.

Tier 3: Invest $10,000+ and receive a 15% increase in the annual interest rate.

Tier 4: Invest $20,000+ and receive a 20% increase in the annual interest rate.

Tier 5: Invest $50,000+ and receive a 25% increase in the annual interest rate.

The 10% StartEngine Venture Club' Bonus

Warehouse Exchange will offer 10% increase in the annual interest rate. for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

The Company and its Business

Company Overview

Warehouse Exchange is a digital marketplace connecting businesses in need of short-term warehouse space with suppliers who have excess capacity. The platform offers a streamlined and efficient solution for businesses to find and secure flexible warehouse rentals, eliminating the need for traditional long-term leases and broker fees. Warehouse Exchange operates on a commission-based business model, generating revenue by charging a percentage fee on each successful warehouse rental transaction facilitated through its platform. The company offers various service tiers with different fee structures to cater to the diverse needs of both suppliers and renters.

Competitors and Industry

In the world of small space marketplace warehousing providers, Warehouse Exchange has more reach and better company health than any other. A company like Flexe, provides a marketplace for 3PL's and large renters like Wal-mart and Best Buy. Readyspace rents up to 5,000 SF of industrial space in a WeWork model. But Warehouse Exchange leads in its category.

Main Competitors

- LoopNet
- Chunker
- CREXI
- Warehowz
- cubework
- ReadySpaces

The nature of our marketplace allows us to provide a wide range of supply. From 1,000 SF up to 50,000 SF. We also provide renters with the opportunity to "work in space" with small footprints. This range of size and ability to conduct business operations there make us unique.

The warehouse rental market is experiencing rapid growth, driven by the expansion of e-commerce, the increasing demand for flexible warehousing solutions, and ongoing supply chain disruptions. This trend is creating a favorable environment for Warehouse Exchange to capitalize on the growing need for short-term warehouse space.

Current Stage and Roadmap

Warehouse Exchange is currently in the growth stage of its development. The company has demonstrated a successful business model and is experiencing rapid growth in its user base and revenue. Warehouse Exchange is seeking funding to accelerate its growth trajectory, expand its market reach, and solidify its position as a leading player in the short-term warehouse rental market. Warehouse Exchange plans to expand its service offerings by incorporating additional features such as transportation and logistics solutions, insurance options, and data analytics tools. The company aims to become a one-stop shop for businesses' short-term warehousing needs, providing a comprehensive suite of services to streamline their operations and enhance their flexibility.

Intellectual Property

The Team

Officers and Directors

Name: Dan Pimentel
Dan's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CFO & Board Member
Dates of Service: January, 2021 - Present
Responsibilities:
Oversee the accounting, finance, administration and HR functions at OptzzChain.

Other business experience in the past three years:
Employer: ESP Logistics Technology
Title: President
Dates of Service:January, 2023 - October, 2024
Responsibilities:
Oversee the accounting, finance and administration of companies that we support under the above entity.

Employer: Saybrook Management Group
Title: Managing Director, CFO
Dates of Service:January, 2023 - October, 2024
Responsibilities:
Oversee the accounting, finance and administration of companies that we support under the above entity

Name: Jonathan Rosenthal
Jonathan currently services 20 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Executive Officer
Dates of Service: January, 2019 - Present
Responsibilities:
Chairman, Co-Founder

Other business experience in the past three years:
Employer: Global Infrastructure Solutions, Inc.

Title: Director
Dates of Service:August, 2017 - March, 2024
Responsibilities:
Director

Employer: Saybrook Management Group
Title: CEO
Dates of Service:September, 1990 - October, 2024
Responsibilities:
Private Equity firm focused on logistics and supply chain companies where I have been employed as CEO for 30-years. I am Chairman of the Investment Committee.

Employer: ESP Logistics Technology
Title: Executive Chairman
Dates of Service:January, 2020 - October, 2024
Responsibilities:
Board Member

Employer: Taylored Services
Title: Executive Chairman
Dates of Service:June, 2011 - March, 2022
Responsibilities:
Executive Chairman

Name: Grant Holleman Langston
Grant's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO/Director
Dates of Service: January, 2020 - Present
Annual Salary: $267,000.00
Equity Package:
I have vested and am continuing to vest into incentive stock options. The current quantity is about 2M shares.
Responsibilities:
I'm responsible for day-to-day operations of Warehouse Exchange. It's strategy, culture, product, and revenue. I'm responsible for building a brand that delivers on its promise to build value for our investors, suppliers, and renters.

Name: James Cabral
James's current primary role is with SQA Group.
James currently services 10 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: CRO
Dates of Service: March, 2021 - Present
Annual Salary: $70,000.00
Equity Package:
830,000 shares under the vesting schedule outlined in the Equity Incentive Plan.

Responsibilities:

Provide vision, and strategic guidance to all client facing and revenue generation aspects of the business.

Other business experience in the past three years:

Employer: SQA Group
Title: VP of Data Strategy & Advanced Analytics
Dates of Service:July, 2024 - August, 2024
Responsibilities:

Member of consultancy and advisory firm focused on data strategy and advanced analytics.

Employer: Warehouse Exchange
Title: CRO
Dates of Service:March, 2021 - July, 2024
Responsibilities:

Provide vision, and strategic guidance to all client facing and revenue generation aspects of the business.

Name: Marc Powers
Marc's current primary role is with Ursula Capital Partners .
Marc currently services 5 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:

Position: Director
Dates of Service: January, 2021 - Present
Annual Salary: $0.00
Equity Package:

$50,000.00 aggregate option package issued 1/25/22, five-year vesting schedule.

Responsibilities:

Partner at Ursula Capital Partners. We lead the Series A capital raise in January 2021.

Other business experience in the past three years:

Employer: Ursula Capital Partners
Title: Partner
Dates of Service:June, 2019 - Present
Responsibilities:

Partner at an investment fund, focused on investing in small & mid-cap public equities and private companies with structural and secular growth opportunities.

Employer: The Ursula Group
Title: Partner
Dates of Service:May, 2023 - Present
Responsibilities:

Partner at a The Ursula Group, a boutique advisory / merchant banking firm.

Name: Mark Louchheim

Mark's current primary role is with Bobrick Washroom Equipment, Inc..
Mark currently services 1 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:

Position: Board Member
Dates of Service: October, 2024 - Present
Responsibilities:
Board member and investor.
stock options

Other business experience in the past three years:

Employer: Bobrick Washroom Equipment, Inc.
Title: Chairman & CEO
Dates of Service:June, 1981 - Present
Responsibilities:
Chairman & CEO

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it’s a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred

stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including

but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other

third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference is greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We are an early-stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Warehouse Exchange is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early-stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jonathan Rosenthal	5,600,000	Common Stock	23.10%

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, and Convertible Note - Series 2024 - CF

Common Stock

The amount of security authorized is 38,929,161 with a total of 9,088,512 outstanding.

Voting Rights:
Each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Material Rights:
The total number of outstanding shares include 288,512 shares pursuant to outstanding warrants.

Series A Preferred Stock

The amount of security authorized is 17,897,988 with a total of 16,927,085 outstanding.

Voting Rights:
Each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder equal to the number of whole shares of Common Stock into which the shares of Preferred Stock are convertible.

Material Rights:
Preferential payments to holders of Preferred Stock

Convertible Note - Series 2024 - CF

The security will convert into Common Stock and the terms of the Convertible Note - Series 2024 - CF are outlined below:

Amount outstanding: $0.00

Maturity Date: December 18, 2024
Interest Rate: 4.00%
Discount Rate: 20.00%
Valuation Cap: $200,000.00
Conversion Trigger:
Qualified financing or maturity date

Material Rights:
Please review Exhibit F to the offering materials, here is an excerpt from the Convertible Note Agreement.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $5,000,0000 (excluding the conversion of the Notes and any other debt) (a " **Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $20,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4.Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $20,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a minority holder of a Convertible Note of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note

Final amount sold: $887,000.00
Use of proceeds:
Fees for StartEngine's platform services.
Business operations
Date: October 07, 2022
Offering exemption relied upon: Rule 506(c)

- Name: Past Equity Stock
Type of security sold: Equity Stock
Final amount sold: $1,396,386.91
Number of Securities Sold: 1,000,000
Use of proceeds:
Business operations
Date: September 24, 2023
Offering exemption relied upon: Rule 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $2,418,056.00 compared to $3,083,020.00 in fiscal year 2023.

Revenue year over year increased 30%.

Cost of Sales

Cost of Sales for fiscal year 2022 was $1,682,793.00 compared to $1,974,574.00 in fiscal year 2023.

Consistent with revenue growth Cost of Sales grew 27%.

Gross Margins

Gross Margins for fiscal year 2022 was 34.00% compared to 35.00% in fiscal year 2023.

Gross margins year over year were consistent in the range of 34-35%, with margins expected to expand over time through 2024 to mid 40%.

Expenses

Expenses for fiscal year 2022 was $3,272,017.00 compared to $5,189,409.00 in fiscal year 2023.

The major driver to expenses increasing by $1.3m when comparing 2023 to 2024 is related to two main factors. In 2022 a Income Tax Expense benefit / credit of $1.0m was determined, excluding this amount resulted in expenses of $4.8m for 2022. The remaining difference was an increase in Cost of Revenues resulting from revenue growth, growing from $2.4m in revenues in 2022 to $3.1m in 2023, driving up Cost of Revenues by $0.4m.

Historical results and cash flows: *(Do you believe the historical cash flows be indicative of the revenue and cash flows expected for the future?)*

Given the purpose of the StartEngine investment is to drive revenue and margin growth into the future, we are estimating revenues to grow in comparison to historical and cash flow to pivot into positive within an 18 month time horizon.

Our Goal:

Our goal is to aggressively grow revenues and expand our margins from where we are today, to be the industry leading digital marketplace for flexible on-demand warehousing needs. We believe that infrastructure and hiring plans we have for Warehouse Exchange will create an improvement in the scale of self-service transactions, driving up the monthly rental unit sales while allowing us to decrease sales labor costs. While the cost of revenue may increase as we spend up on marketing, the overall margin of the business should increase along with the topline revenue.

Future Expectations: *(If you believe the Company's historical cash flows are not representative of what is to be expected in the future, insert a few sentences explaining why.)*

Historical cash flow results reflect an investment in the growth of the business, expanding our footprint nationally. We expect to continue to invest into that growth, increasing revenues and expanding our margins with a focus on enhancements to our technology offering, The investment focus will enable us to executed a scalable self-service model. The evolution of WEX will take us from a service based on human assistance, to a system based on self-service and AI matching. As a new offering in the supply chain sector, WEX needed to learn the dynamics of the demand and supply participants – their needs, preferences, price sensitivity, and renewal rates. By interacting closely with these parties we learned deeply about the dynamics of each and are now ready to roll that learning into a scalable system that should create significantly higher revenues, margins and unit sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? *(Cash on hand, existing lines of credit, shareholder loans, etc...)*

The existing shareholder group has reinvested in the company a number of times and has shown their support and belief in the business model and many will be reinvesting as part of the Startengine raise. Cash on hand as of the end of Q3 (September) was $275k.

How do the funds of this campaign factor into your financial resources? *(Are these funds critical to your company operations? Or do you have other funds or capital resources available?)*

The funds related to this campaign are intended to fund operations but more importantly to drive revenue and transaction growth and thereby increasing the value of the company for our investors. The funds will go to more specifically marketing and technology enhancements, expanding automation features for customer self-service on the platform as a digital marketplace.

Are the funds from this campaign necessary to the viability of the company? *(Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)*

Yes, the funds are very important to help the business scale across the markets we operate in the US and over time globally, extending platform use to Europe and Asia. Oue intent is to raise (on Startengine) approximately $1.2m to build revenue and transactions on the digital marketplace and to invest in the technology.

How long will you be able to operate the company if you raise your minimum? *(What expenses is this estimate based on?)*

If we raise the minimum amount under Startengine we would then specifically focus our spend and investment on driving revenue and transactions, thereby increasing our contribution margin with a goal to achieve cash flow positive results. The key investment areas would be on marketing to drive leads that convert into revenue transactions and technology to streamline the customer lead to close process.

How long will you be able to operate the company if you raise your maximum funding goal? *(What expenses is this estimate based on?)*

If we raise our targeted maximum funding level our forecast model goal shows that we can achieve sustainable positive cash flow in less than 18 months. Then we would consider how to move the business into new unique service offerings and new markets beyond the US.

Are there any additional future sources of capital available to your company? *(Required capital contributions, lines of credit, contemplated future capital raises, etc...)*

We would anticipate over the next 12-18 months that we would raise additional funds to fund execution against expansion of service offerings and extending our market area to Europe and Asia.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $20,000,000.00
Valuation Cap Details:
This pre-money valuation cap was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Onboarding Fees
  12.09%
  Fees for StartEngine's platform services.

- StartEngine Platform Fees
  5.50%
  Fees for StartEngine's platform services.

- MARKETING
  45.41%
  These investments allow us to drive down the cost of acquisition, staff our marketing function, increase and improve our organic traffic, market in more DMAs where we have warehouses, and begin to brand build.

- RESEARCH & DEVELOPMENT
  22.00%
  These are product features/functions and hiring that scale our rental transactions – provide two-way matching of supply and demand, install AI data collection to feed the matching system and reduce labor, and provide a dashboard of functions for a supplier to manage their portfolio of warehouses on the platform.

- INVENTORY
  15.00%
  Fees for StartEngine's platform services.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Onboarding Fees
  1.21%
  Fees for StartEngine's platform services.

- StartEngine Platform Fees
  5.50%
  Fees for StartEngine's platform services.

- INVENTORY
  17.00%
  These are projects and hiring that enable us to make our warehouse more rentable thru better acquisition, inventory management, onboarding, and listings that help renter leads get the information they need to move forward.

- RESEARCH & DEVELOPMENT
  25.00%
  These are product features/functions and hiring that scale our rental transactions – provide two-way matching of supply and demand, install AI data collection to feed the matching system and reduce labor, and provide a dashboard of functions for a supplier to manage their portfolio of warehouses on the platform.

- MARKETING
  51.29%
  These investments allow us to drive down the cost of acquisition, staff our marketing function, increase and improve our organic traffic, market in more DMAs where we have warehouses, and begin to brand build.

We will not incur any irregular use of proceeds.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at website www.warehouseexchange.com/annualreport.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/warehouse-exchange

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

Financial Statements and Independent Accountant’s Review or Audit (as applicable) for OptzzChain, Inc.

[See attached]

OptzzChain, Inc.
dba Warehouse Exchange

Financial Statements
December 31, 2022

Index

Gursey | Schneider LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

Independent Accountant's Review Report

To the Board of Directors
OptzzChain, Inc. dba Warehouse Exchange
Los Angeles, California

We have reviewed the accompanying financial statements of OptzzChain, Inc. dba Warehouse Exchange, which comprise the balance sheet as of December 31, 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of OptzzChain, Inc. dba Warehouse Exchange and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

2121 Avenue of the Stars, Suite 1300, Los Angeles, CA 90067 ☐ 310 552 0960 ph | 310 557 3468 fx ☐ www.gursey.com
Century City ☐ El Segundo ☐ Encino ☐ Irvine ☐ San Francisco
An Independent Member of DFK International

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statements, the company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Gursey | Schneider LLP

Los Angeles, California
December 16, 2024

OptzzChain, Inc. dba Warehouse Exchange

(A Delaware Corporation)
Balance Sheet
December 31, 2022

ASSETS

CURRENT ASSETS	
Cash	$ 552,332
Accounts receivable, net of allowance of $24,333	136,713
Prepaid expenses	52,353
Security deposits	76,006
Operating lease right-of-use asset	514,110
TOTAL CURRENT ASSETS	1,331,514
LONG-TERM ASSETS	
Fixed assets, net of accumulated depreciation of $106,818	146,960
Intangible assets, net of accumulated amortization of $524,077	70,739
Deferred tax assets, net of valuation allowance $2,098,871	-
TOTAL LONG-TERM ASSETS	217,699
TOTAL ASSETS	$ 1,549,213

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES	
Accrued expenses and accounts payable	$ 403,594
Tenant deposits	254,382
Due to affiliates, current	-
Other current liabilities	47,315
Operating lease liability, current	326,789
TOTAL CURRENT LIABILITIES	1,032,080
LONG-TERM LIABILITIES	
Due to affiliates, non-current	99,094
Operating lease liability, non-current	187,321
Convertible notes and accrued interest	1,160,924
TOTAL LONG-TERM LIABILITIES	1,447,339
TOTAL LIABILITIES	2,479,419
STOCKHOLDERS' EQUITY (DEFICIT)	
Common stock - $0.00001 par value; 38,929,161 shares authorized; 8,800,000 shares issued and outstanding	88
Preferred stock - $0.00001 par value; 17,897,988 shares authorized; 15,958,153 shares issued and outstanding	160
Additional paid-in capital	8,873,589
Accumulated deficit	(9,804,043)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(930,206)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 1,549,213

OptzzChain, Inc. dba Warehouse Exchange
(A Delaware Corporation)
Statement of Operations
Year Ended December 31, 2022

REVENUE	$	2,418,056
COSTS AND EXPENSES		
Operations and support		2,491,873
Cost of revenue		1,682,793
General and administrative		455,630
Sales and marketing		199,169
Depreciation and amortization		125,345
Total Costs and Expenses		4,954,810
OTHER INCOME (EXPENSES)		
Other expenses, net		(10,393)
Interest expense		(23,924)
Total Other Expenses, Net		(34,317)
NET LOSS	$	(2,571,071)

See Independent Accountant's Review Report and Accompanying Notes to Financial Statements

OptzzChain, Inc. dba Warehouse Exchange

(A Delaware Corporation)
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2022

	Common Stock - $0.00001 par value; 38,929,161 shares authorized		Preferred Stock - $0.00001 par value; 17,897,988 shares authorized		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balances as of December 31, 2021	8,800,000	$ 88	15,958,153	$ 160	$ 8,493,099	$ (7,232,972)	$ 1,260,375
Net loss	-	-	-	-	-	(2,571,071)	(2,571,071)
Issuance of warrants	-	-	-	-	59,236	-	59,236
Equity-based compensation	-	-	-	-	321,254	-	321,254
Balances as of December 31, 2022	8,800,000	$ 88	15,958,153	$ 160	$ 8,873,589	$ (9,804,043)	$ (930,206)

See Independent Accountant's Review Report and Accompanying Notes to Financial Statements

OptzzChain, Inc. dba Warehouse Exchange
(A Delaware Corporation)
Statement of Cash Flows
Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(2,571,071)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		54,606
Amortization		70,739
Equity-based compensation		380,490
Changes in operating assets and liabilities:		
Accounts receivable, net		(99,925)
Prepaid expenses		48,144
Security deposits		-
Accrued expenses and accounts payable		258,948
Tenants deposits		120,074
Other current liabilities		6,746
Accrued interest on convertible note		23,924
NET CASH USED IN OPERATING ACTIVITIES		(1,707,325)
CASH FLOWS FROM INVESTING ACTIVITIES		
Equipment purchases		(9,209)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of convertible notes		1,137,000
NET DECREASE IN CASH		(579,534)
CASH, BEGINNING OF YEAR		1,131,866
CASH, END OF YEAR	$	552,332
CASH PAID DURING THE YEAR FOR:		
Taxes	$	2,839
Interest	$	-
NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Stock based compensation and warrants	$	380,490

NOTE 1 – DESCRIPTION OF BUSINESS

OptzzChain, Inc. (the "Company") was incorporated in Delaware on August 31, 2016, and is headquartered in Los Angeles, California. The Company operates a platform that connects buyers ("tenants") and sellers ("landlords"), collectively customers, of warehouse space in the United States. The company is doing business as Warehouse Exchange.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Accounting - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates - The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The company regularly evaluates its estimates, including those related to bad debt allowance, useful lives of long-lived assets and intangible assets, revenue recognition, and income taxes, among others. Additionally, management's assessment of the Company's ability to continue as a going concern involves the estimation of the amount and timing of future cash inflows and outflows. On an ongoing basis, the Company evaluates its estimates and assumptions. Actual results could differ materially from these estimates.

Going Concern - The provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 205-40, *Presentation of Financial Statements - Going Concern* ("ASC 205-40") requires management to assess the Company's ability to continue as a going concern within one year of the date of the financial statements. In each reporting period, an entity is required to assess conditions known and reasonably knowable as of the financial statement issuance date to determine whether it is probable the Company will not meet its financial obligations within one year from the financial statement issuance date. Substantial doubt about the Company's ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate it is probable the entity will be unable to meet its financial obligations as they become due within one year after the date the financial statements are issued.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. During the year ended December 31, 2022, the Company incurred losses from operations of $2,571,071 and has an accumulated deficit of $9,804,043 as of December 31, 2022. The company has taken actions to reduce personnel with the goal of attaining funding to grow the business in the future.

In view of this, continuation as a going concern is dependent upon revenue growth, which in turn is dependent upon the Company's ability to meet its financial requirements and raise additional capital. The financial statements do not include any adjustments to the amount and classification of assets and liabilities that may be necessary should the Company not continue as a going concern. Management plans to fund the operations of the Company through investment by existing shareholders and the private placement of securities. Management believes that this plan provides an opportunity for the Company to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Cash - The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. During the year ended December 31, 2022, the Company did not have any cash equivalents.

Concentration of Credit Risk - The Company maintains cash balances in commercial banks. At various times during the year, cash balances will exceed amounts insured by the Federal Deposit Insurance Corporation (FDIC). No losses were incurred during the year ended December 31, 2022, for amounts exceeding the insured limits.

Accounts Receivable and Allowance for Doubtful Accounts - The Company records accounts receivable at the invoiced amount. Accounts receivable does not bear interest. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. The Company reviews the accounts receivable by amounts due from tenants that are past due to identify specific customers with known disputes or collectability issues. As a result, the Company has determined that an allowance for doubtful accounts of $24,333 is required at December 31, 2022.

Fixed Assets - Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Property improvements and fixtures	5 years
Leasehold improvements	Up to 5 years
Computer software, hardware, and equipment	5 years

Repairs and maintenance are charged to expense as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When property and equipment is retired, sold, or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved, and any gain or loss is included in operations.

Intangible Assets - Intangible assets comprise of the Company's website platform, which are carried at cost and amortized on a straight-line basis over their estimated useful lives, which is 3 years.

Leases - The Company determines if a contract contains a lease at inception of the arrangement based on whether the Company has the right to obtain substantially all of the economic benefits from the use of an identified asset and whether the Company has the right to direct the use of an identified asset in exchange for consideration, which relates to an asset which the Company does not own. Right of use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets are recognized as lease liability. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The Company's lease term for the purpose of the computation of the present value of minimum lease payments may include options to extend or terminate the lease when it is reasonably certain that it will exercise that option. The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate ("IBR"), because the interest rate implicit in most of our leases is not readily determinable.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

The IBR is a hypothetical rate based on our understanding of what our credit rating would be to borrow and resulting interest we would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. The Company used 7.6% as the IBR.

Operating leases are included in operating lease ROU assets and operating lease liabilities on the balance sheet. For operating leases, lease expense is recognized on a straight-line basis in operations over the lease term.

Impairment of Long-Lived Assets - The Company reviews its long-lived assets, including property and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated from the use of the asset and its eventual disposition. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the impaired assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell.

Fair Value of Financial Instruments - The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and other current liabilities approximate fair value due to the short-term nature of these financial instruments.

Revenue Recognition - The Company recognizes revenue when or as the related obligation to our customer is satisfied. The Company generates substantially all its revenue from facilitating the connection of lease space offered by landlords on the Company's platform to perspective tenants, and related services, including facilitating payments through their automated processing platform. Additionally, the Company generates revenue by providing property management services if requested by the landlord.

Judgment is required in determining whether the Company is the principal or agent in transactions with tenants. The Company evaluates the presentation of revenue on a gross or net basis based on whether the Company controls the service provided to the customer and are the principal in the transaction (i.e., "gross"), or the Company arranges for other parties to provide the service to the tenants and are an agent (i.e., "net").

There are four kinds of contracts that delineate the different performance obligations and control of the property. They are (1) traditional lease arrangements (lessor), (2) partnership, (3) marketplace tier 1, and (4) marketplace tier 2.

In the *traditional lease arrangements* vertical, the Company leases property (i.e., obtain control) from a landlord. In this scenario, the Company is acting as principal as it manages billings and collections, contracts directly with the tenant and manages daily warehouse operations. Revenue is recognized monthly at the gross contract amount stated in the contract with the tenant.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

In the *partnership vertical*, the Company and the Property Landlord enter into a form of lease agreement that has “participating rent” calculated as a percent of net proceeds versus a traditional fixed monthly fee. The Company is acting as principal as it operates similarly to a traditional lease except for the participating rent structure paid to the Property Landlord. Revenue is recognized at the gross amount.

In the *marketplace tier 1* vertical, the Company is facilitating connections to space offered by the landlord to potential renters of that space and is acting solely in the capacity as an agent. The Company is not a party to the contract between landlord and renter and does not control or manage warehouse operations. Revenue is recognized at the net amount of monthly rent which is typically 10% of the rent proceeds paid to the landlord plus 6% incrementally charged to the tenant.

In the *marketplace tier 2* vertical, the Company is facilitating connections to space offered by the landlord to potential renters and in addition provides warehouse management services. In this vertical, the Company is an agent for renting the space and a principal for providing the management services. Marketplace tier 2 revenue is typically 35% of the rent proceeds paid to the landlord plus 6% incrementally charged to the tenant. Revenue is allocated between the principal portion, recognized at gross, and the agent portion, recognized as net. Based on marketplace tier 1’s agent service price of 16% (inclusive of amount charged to the tenant), the Company considers the incremental 25% earned under marketplace tier 2 to be the principal portion of revenue related to warehouse management services and therefore recognized at gross, with the 16% agent portion of revenue recognized as net.

Cost of Revenue - The Company applies direct costs associated with rental locations to Cost of Revenue including the supplier share of rental proceeds. Additionally, this amount includes facility coordinators that are assigned to specific locations, temporary fencing as required, utilities, waste removal, security costs inclusive of cameras, and other miscellaneous costs.

Equity-Based Compensation - Under the 2016 Equity Incentive Plan, key employees have received or may receive options to purchase common stock. The Company also issues warrants. Compensation expense for common stock options is recognized on a straight-line basis over the vesting period, based on common stock’s fair value on the grant date. Warrants are measured at the fair market value of the underlying stock at the grant date and the expense is recognized over the requisite service or vesting period. A Black-Scholes option-pricing model is used to determine the fair value on the grant date. The company accounts for forfeitures prospectively.

Income Taxes - The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred income taxes are classified as noncurrent. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

The tax effects of the Company's income tax positions are recognized only if determined "more likely than not" to be sustained based solely on the technical merits as of the reporting date. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments, and which may not accurately anticipate actual outcomes.

The Company recognizes a tax benefit from uncertain tax positions only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authorities' administrative practices and precedents. The tax benefits recognized from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being recognized upon settlement. The Company did not recognize any tax benefits from uncertain tax positions.

Due to the uncertainty surrounding the realization of the net deferred tax assets in future periods, the Company has recorded a full valuation allowance against the otherwise recognizable net deferred tax assets as of December 31, 2022.

Advertising and Marketing Costs – Advertising and marketing costs are expensed as incurred. The Company's marketing objectives are to promote the listings of available warehouse spaces, attract warehouse owners to list their spaces on the platform, and increase the brand awareness. All marketing efforts are done through online channels such as Google and Craigslist. For tenant space listings, the marketing costs are allocated based on the revenue vertical and recognized as cost of revenue. For suppliers and brand marketing, the costs are included as cost of revenue, and sales and marketing. Total advertising and marketing expense in 2022 was $408,509.

Insurance Costs - The Company maintains several business insurances for both office and warehouse operations. Office insurances cover liabilities such as General, Property, Auto, Management, and Cyber. Warehouse operation insurances are for lessors' risk operations. The total insurance cost incurred was $22,081 for the year ended December 31, 2022. This amount is included in general and administrative expenses in the accompanying statement of operations.

Subsequent Events - The Company has evaluated all transactions and events after the balance sheet date through December 15, 2024, the date these financial statements were available to be issued.

NOTE 3 – FIXED ASSETS

Fixed assets consisted of the following as of December 31, 2022:

Property improvements and fixtures	$	204,789
Leasehold improvements		34,570
Computer software, hardware and equipment		14,419
		253,778
Less: accumulated depreciation		(106,818)
Fixed assets, net	$	146,960

Depreciation expense relating to fixed assets was $54,606 during the year ended December 31, 2022.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets consisted of the following as of December 31, 2022:

Website platform development costs	$	594,816
Less: accumulated amortization		(524,077)
Intangible assets, net	$	70,739

Amortization expense relating to intangible assets was $70,739 during the year ended December 31, 2022.

NOTE 5 – CONVERTIBLE NOTES

In 2022, the Company issued a Note Purchase Agreement and Subordinated Convertible Promissory Note ("Convertible Notes") for total proceeds of $1,137,000. The Convertible Notes were issued in a private placement to qualified investors. The interest is payable annually at a rate equal to 4.0% per annum, compounded annually. The Convertible Notes were set to mature on June 22, 2023. On April 19, 2023, the Company issued the second amendment to the Convertible Notes to extend the maturity date to September 22, 2024, and to include $17,500,000 valuation cap.

The interest is payable annually at a rate equal to 4.0% per annum, compounded annually. Interest expense incurred in 2022 for all Convertible Notes was $23,924. In conjunction with the issuance of the Convertible Notes, stock warrants were issued and $59,236 of operating expenses were recognized.

NOTE 5 – CONVERTIBLE NOTES – (CONTINUED)

The notes are able to be converted upon either a Qualified Financing (the "Automatic Conversion") or Non-Qualified Financing (the "Non-QF Voluntary Conversion") event. If a Qualified Financing occurs on or prior to the maturity date, then the outstanding principal amount of the notes and all accrued and unpaid interest, shall automatically convert into fully paid and nonassessable shares of the Preferred Stock issued in such Qualified Financing at the Conversion Price or, at the Company's election, into fully paid and nonassessable shares of Shadow Preferred Stock at the Conversion Price.

If a Non-Qualified Financing occurs on or prior to the maturity date, then upon the election of a majority in interest of investors, the outstanding principal amount of each of the notes and all accrued and unpaid interest on each of the notes will automatically be converted into fully paid and nonassessable shares of the Company's preferred stock issued in connection with such Non-Qualified Financing at a price per share equal to the Conversion Price or, at the Company's election, into fully paid and nonassessable shares of Shadow Preferred Stock at a price per share equal to the Conversion Price.

Qualified Financing is a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock for aggregate gross proceeds of at least $5,000,000 with the principal purpose of raising capital. Non-Qualified Financing is a transaction or series of transactions that does not otherwise qualify as Qualified Financing.

Conversion price equal to the lesser of eighty percent (80%) of with respect to an Automatic Conversion, the price per share paid by the other purchasers of the preferred stock sold in the Qualified Financing, or with respect to a Non-QF Voluntary Conversion, the price per share paid by the other purchasers of the preferred stock sold in the Non-Qualified Financing, as applicable, and an amount obtained by dividing $17,500,000 by the Fully Diluted Capitalization of the Company.

As of December 31, 2022, none of the conditions to convert had been met. Therefore, the Convertible Notes are classified as long-term. The total Convertible Notes balance at year-end is $1,137,000 and is included on the balance sheet with convertible notes and accrued interest.

NOTE 6 – REVENUE

The following table summarizes the Company's revenues:

	Principal	Agent	Total
Rent Income	$ 2,104,526	$ 313,530	$ 2,418,056

NOTE 6 – REVENUE – (CONTINUED)

The Company derives a portion of revenue acting as a principal for properties the Company leases under a traditional lease and for properties the Company enters into participation rent agreements with landlords. The income from these leases is recognized monthly on a gross basis as the Company is acting as the principal. The Company also facilitates renting space for properties that it does not own or control and where the Company is not a party to the lease agreement between landlord and tenant. For these types of arrangements, the Company recognizes lease income on a net contract basis as the Company is acting as an agent.

The net lease is typically 10% of rent collected by the landlord plus 6% incrementally charged to the tenant.

NOTE 7 – OPERATING LEASE

The Company leases a warehouse in Santa Ana, California under an operating lease agreement for the purpose of sub-renting the space to the tenants. The lease has a 5-year term and commenced on July 31, 2019, and will mature on July 31, 2024. There is no transfer nor an option to purchase the underlying asset at the end of the term. During the year ended December 31, 2022, operating lease cost was $376,172 and is included in cost of revenue on the accompanying statement of operations.

The estimated future lease payments are shown in the following table:

Year ending December 31:	
2023	$ 326,789
2024	194,887
Subtotal	521,676
Less: imputed interest	(7,566)
Total	$ 514,110

The Company did not renew the lease after its expiration on July 31, 2024.

NOTE 8 – EQUITY-BASED COMPENSATION

Under the 2016 Equity Incentive Plan (the "Plan"), the Company may issue up to a maximum of 12,682,521 common shares in the form of options to certain directors, executives, and other key employees. Options vest over four years at a rate of 25% after the first 12 months from the grant date and 6.25% every three months thereafter and expire upon the tenth anniversary of the date of the grant. Stock options that are canceled or forfeited are added back to the number of options available to issue. There are approximately 2.8 million stock options remaining available for grant under the Plan.

NOTE 8 – EQUITY-BASED COMPENSATION – (CONTINUED)

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model using the range of assumptions in the following table:

Expected term	4 years
Risk-free interest rate	3.74% - 4.24%
Expected volatility	60%
Expected divided yield	0%

The risk-free interest rate is based on U.S. Treasury interest rates at the time of the grant whose term is consistent with the expected life of the stock options. The Company used an average historical stock price volatility based on an analysis of reported data for a peer group of comparable companies that have issued stock options with substantially similar terms, as the Company had limited to no trading history for its common stock. Expected term represents the period that the Company's stock option grants are expected to be outstanding. The Company elected to utilize the "simplified" method to estimate the expected term. Under this approach, the weighted-average expected life is presumed to be the average of the vesting term and the contractual term of the option.

Expected dividend yield was 0% in the option pricing formula since the Company had not paid any dividends and had no plans to do so in the future. The Company reviews recent forfeitures and stock compensation expense. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Additionally, the Company conducts a sensitivity analysis.

The following table summarizes the components of stock-based compensation included as a component of operations and support in the accompanying statement of operations.

Incentive stock options	$	313,587
Nonqualified stock options		7,667
Total stock based compensation	$	321,254

NOTE 8 – EQUITY-BASED COMPENSATION – (CONTINUED)

The table below summarizes the stock option activity under the Plan for the year ended December 31, 2022:

	Number of shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding, December 31, 2021	9,270,000	$ 0.22	8.14	$ -
Granted	572,500	0.18	7.27	26,718
Outstanding, December 31, 2022	9,842,500	$ 0.21	7.27	$ 26,718
Vested and Exercisable	7,610,813	$ 0.21	7.27	$ -
Remaining Unvested and Expected to Vest	2,231,687	$ 0.23		

A summary of all outstanding and exercisable warrants by class of stock, as of December 31, 2022, is as follows:

Warrant Issue Date	Warrant Exercise Price	Warrants Outstanding	Warrants Exercisable	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Warrants: Preferred Stock					
1/6/2021	$ 0.41	587,084	587,084	2.02	$ -
2/15/2022	$ 0.41	381,848	381,848	2.31	-
		968,932	968,932		$ -

NOTE 9 – INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, consists of the following:

Tax (Expense) Benefit	Federal	State	Total
Current	$ -	$ -	$ -
Deferred	720,803	308,916	1,029,719
Subtotal	720,803	308,916	1,029,719
Change in valuation allowance	(720,803)	(308,916)	(1,029,719)
Total tax expense	$ -	$ -	$ -

NOTE 9 – INCOME TAXES – (CONTINUED)

For the year ended December 31, 2022, the income tax provision related to continuing operations differs from the amounts computed by applying the statutory income tax rate of 21% to pre-tax loss as follows:

Benefit of pre-tax net loss at statutory rate	$ 539,925
Benefit of state taxes at statutory rate	179,553
Permanent differences and all other	310,241
Valuation allowance	(1,029,719)
Total tax expense	$ -

The Company is subject to taxation in the United States and various state jurisdictions. The Company does not have any uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense but, did not incur any interest or penalties during the year ended December 31, 2022. The Company is currently not under examination by the United States Internal Revenue Service or any other state, city, or local jurisdiction. Generally, the Company is subject to examination by U.S federal or state and local income tax authorities for three to four years from the filing of a tax return.

Deferred income taxes reflect the net tax effects of loss and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

As of December 31, 2022, significant components of the Company's deferred tax assets for federal and state income taxes are as follows:

Deferred Tax Assets	
Net operating losses	$ 1,783,386
Equity based compensation	498,027
Other	74,120
Total deferred tax assets	2,355,533
Deferred Tax Liabilities	
Intangible assets	(117,861)
Start-up cost	(71,449)
Accrued expenses and other	(67,352)
Total deferred tax liabilities	(256,662)
Subtotal	2,098,871
Valuation allowance	(2,098,871)
Net deferred tax asset	$ -

NOTE 9 – INCOME TAXES – (CONTINUED)

Realization of our deferred tax assets is dependent upon future earnings, if any, the timing, and amount of which are uncertain. Because of our lack of U.S. earnings history, the net U.S. deferred tax assets, have been fully offset by a valuation allowance. The valuation allowance increased by $1,029,719 during the year ended December 31, 2022.

As of December 31, 2022, the Company had a net operating loss carryforward for federal and state income tax purposes of approximately $5.9 million. These amounts will be available to offset future taxable income.

NOTE 10 - RELATED PARTIES

The Company reimburses the affiliated companies for shared cost of office rent, salaries, supplies, and other shared cost pursuant to the Operating Agreements. As of December 31, 2022, $99,094 was due to affiliates, which is not expected to be payable within the next year.

NOTE 11 - INDEMNIFICATION, CONTINGENCIES, AND COMMITMENTS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss, if any, to have no material impact on the financial statements.

OptzzChain, Inc.
dba Warehouse Exchange

Financial Statements
December 31, 2023

OptzzChain, Inc. dba Warehouse Exchange
(A Delaware Corporation)
Financial Statements
December 31, 2023

Index

Gursey | Schneider LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

Independent Accountant's Review Report

To the Board of Directors
OptzzChain, Inc. dba Warehouse Exchange
Los Angeles, California

We have reviewed the accompanying financial statements of OptzzChain, Inc. dba Warehouse Exchange, which comprise the balance sheet as of December 31, 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of OptzzChain, Inc. dba Warehouse Exchange and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

2121 Avenue of the Stars, Suite 1300, Los Angeles, CA 90067 ☐ 310 552 0960 ph | 310 557 3468 fx ☐ www.gursey.com
Century City ☐ El Segundo ☐ Encino ☐ Irvine ☐ San Francisco
An Independent Member of DFK International

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statements, the company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Gursey | Schneider LLP

Los Angeles, California
July 19, 2024

OptzzChain, Inc. dba Warehouse Exchange
(A Delaware Corporation)
Balance Sheet
December 31, 2023

ASSETS

CURRENT ASSETS		
Cash	$	583,745
Accounts receivable, net of allowance of $9,741		66,444
Prepaid expenses		40,928
Security deposits		28,000
Operating lease right of use assets		192,098
TOTAL CURRENT ASSETS		911,215
LONG-TERM ASSETS		
Fixed assets, net of accumulated depreciation of $162,679		96,017
Intangible assets, net of accumulated amortization of $594,816		-
Deferred tax assets, net of valuation allowance $2,747,175		-
TOTAL LONG-TERM ASSETS		96,017
TOTAL ASSETS	$	1,007,232

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES		
Accrued expenses and accounts payable	$	346,613
Tenant deposits		402,480
Due to affiliates, current		188,920
Other current liabilities		132,478
Operating lease liabilities		192,098
TOTAL CURRENT LIABILITIES		1,262,589
LONG-TERM LIABILITIES		
Due to affiliates, non-current		147,790
Convertible notes and accrued interest		2,291,883
TOTAL LONG-TERM LIABILITIES		2,439,673
TOTAL LIABILITIES		3,702,262
STOCKHOLDERS' EQUITY (DEFICIT)		
Common stock - $0.00001 par value; 38,929,161 shares authorized; 8,800,000 shares issued and outstanding		88
Preferred stock - $0.00001 par value; 17,897,988 shares authorized; 15,958,153 shares issued and outstanding		160
Additional paid-in capital		9,243,166
Accumulated deficit		(11,938,444)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)		(2,695,030)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	1,007,232

OptzzChain, Inc. dba Warehouse Exchange

(A Delaware Corporation)
Statement of Operations
Year Ended December 31, 2023

REVENUE	$ 3,083,020
COSTS AND EXPENSES	
Operations and support	2,605,911
Cost of revenue	1,974,574
General and administrative	318,888
Sales and marketing	163,437
Depreciation and amortization	126,599
Total Costs and Expenses	5,189,409
OTHER INCOME (EXPENSES)	
Other income (expenses), net	35,739
Interest expense	(63,751)
Total Other Expenses, Net	(28,012)
NET LOSS	$ (2,134,401)

OptzzChain, Inc. dba Warehouse Exchange
(A Delaware Corporation)
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2023

	Common Stock - $0.00001 par value; 38,929,161 shares authorized		Preferred Stock - $0.00001 par value; 17,897,988 shares authorized		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balances as of December 31, 2022	8,800,000	$ 88	15,958,153	$ 160	$ 8,873,589	$ (9,804,043)	$ (930,206)
Net loss	-	-	-	-	-	(2,134,401)	(2,134,401)
Issuance of Warrants	-	-	-	-	49,640	-	49,640
Equity-based compensation	-	-	-	-	319,937	-	319,937
Balances as of December 31, 2023	8,800,000	$ 88	15,958,153	$ 160	$ 9,243,166	$ (11,938,444)	$ (2,695,030)

OptzzChain, Inc. dba Warehouse Exchange
(A Delaware Corporation)
Statement of Cash Flows
Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(2,134,401)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		55,861
Amortization		70,738
Provision for doubtful accounts		89,754
Equity-based compensation		369,577
Changes in operating assets and liabilities:		
Accounts receivable, net		(19,486)
Prepaid expenses		11,426
Security deposits		48,007
Accrued expenses and accounts payable		(56,981)
Tenants deposits		148,098
Due to affiliates		237,616
Other current liabilities		85,164
Accrued interest on convertible note		63,573
NET CASH USED IN OPERATING ACTIVITIES		(1,031,054)
CASH FLOWS FROM INVESTING ACTIVITIES		
Equipment purchases		(4,918)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of convertible notes		1,067,387
NET INCREASE IN CASH		31,415
CASH, BEGINNING OF YEAR		552,330
CASH, END OF YEAR	$	583,745
CASH PAID DURING THE YEAR FOR:		
Taxes	$	2,909
Interest	$	178
NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Stock based compensation and warrants	$	369,577

NOTE 1 - DESCRIPTION OF BUSINESS

OptzzChain, Inc. (the "Company") was incorporated in Delaware on August 31, 2016, and is headquartered in Los Angeles, California. The Company operates a platform that connects buyers ("tenants") and sellers ("landlords"), collectively customers, of warehouse space in the United States. The company is doing business as Warehouse Exchange.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Accounting - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates - The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The company regularly evaluates its estimates, including those related to bad debt allowance, useful lives of long-lived assets and intangible assets, revenue recognition, and income taxes, among others. Additionally, management's assessment of the Company's ability to continue as a going concern involves the estimation of the amount and timing of future cash inflows and outflows. On an ongoing basis, the Company evaluates its estimates and assumptions. Actual results could differ materially from these estimates.

Going Concern - The provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 205-40, *Presentation of Financial Statements - Going Concern* ("ASC 205-40") requires management to assess the Company's ability to continue as a going concern within one year of the date of the financial statements. In each reporting period, an entity is required to assess conditions known and reasonably knowable as of the financial statement issuance date to determine whether it is probable the Company will not meet its financial obligations within one year from the financial statement issuance date. Substantial doubt about the Company's ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate it is probable the entity will be unable to meet its financial obligations as they become due within one year after the date the financial statements are issued.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. During the year ended December 31, 2023, the Company incurred losses from operations of $2,134,401 and has an accumulated deficit of $11,938,444 as of December 31, 2023. The company has taken actions to reduce personnel with the goal of attaining funding to grow the business in the future.

In view of this, continuation as a going concern is dependent upon revenue growth, which in turn is dependent upon the Company's ability to meet its financial requirements and raise additional capital. The financial statements do not include any adjustments to the amount and classification of assets and liabilities that may be necessary should the Company not continue as a going concern. Management plans to fund the operations of the Company through investment by existing shareholders and the private placement of securities. Management believes that this plan provides an opportunity for the Company to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

Cash - The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. During the year ended December 31, 2023, the Company did not have any cash equivalents.

Concentration of Credit Risk - The Company maintains cash balances in commercial banks. At various times during the year, cash balances will exceed amounts insured by the Federal Deposit Insurance Corporation (FDIC). No losses were incurred during the year ended December 31, 2023, for amounts exceeding the insured limits.

Accounts Receivable and Allowance for Doubtful Accounts - The Company records accounts receivable at the invoiced amount. Accounts receivable do not bear interest. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. The Company reviews the accounts receivable by amounts due from tenants that are past due to identify specific customers with known disputes or collectability issues. As a result, the Company has determined that an allowance for doubtful accounts of $9,741 is required at December 31, 2023.

Fixed Assets - Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Property improvements and fixtures	5 years
Leasehold improvements	Up to 5 years
Computer software, hardware, and equipment	5 years

Repairs and maintenance are charged to expense as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When property and equipment is retired, sold, or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved, and any gain or loss is included in operations.

Intangible Assets - Intangible assets comprise of the Company's website platform, which are carried at cost and amortized on a straight-line basis over their estimated useful lives, which is 3 years. Intangible assets are fully amortized as of December 31, 2023.

Leases - The Company determines if a contract contains a lease at inception of the arrangement based on whether the Company has the right to obtain substantially all of the economic benefits from the use of an identified asset and whether the Company has the right to direct the use of an identified asset in exchange for consideration, which relates to an asset which the Company does not own. Right of use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets are recognized as lease liability. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The Company's lease term for the purpose of the computation of the present value of minimum lease payments may include options to extend or terminate the lease when it is reasonably certain that it will exercise that option. The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate ("IBR"), because the interest rate implicit in most of our leases is not readily determinable.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

The IBR is a hypothetical rate based on our understanding of what our credit rating would be to borrow and resulting interest we would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. The Company used 7.6% as the IBR.

Operating leases are included in operating lease ROU assets and operating lease liabilities on the balance sheet. For operating leases, lease expense is recognized on a straight-line basis in operations over the lease term.

Impairment of Long-Lived Assets - The Company reviews its long-lived assets, including property and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated from the use of the asset and its eventual disposition. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the impaired assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell.

Fair Value of Financial Instruments - The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and other current liabilities approximate fair value due to the short-term nature of these financial instruments.

Revenue Recognition - The Company recognizes revenue when or as the related obligation to our customer is satisfied. The Company generates substantially all its revenue from facilitating the connection of lease space offered by landlords on the Company's platform to perspective tenants, and related services, including facilitating payments through our automated processing platform. Additionally, the Company generates revenue by providing property management services if requested by the landlord.

Judgment is required in determining whether the Company is the principal or agent in transactions with tenants. The Company evaluates the presentation of revenue on a gross or net basis based on whether the Company controls the service provided to the customer and are the principal in the transaction (i.e., "gross"), or the Company arranges for other parties to provide the service to the tenants and are an agent (i.e., "net").

There are four kinds of contracts that delineate the different performance obligations and control of the property. They are (1) traditional lease, (2) partnership, (3) marketplace tier 1, and (4) marketplace tier 2.

In the *traditional lease* vertical, the Company leases property (i.e., obtain control) from a landlord. In this scenario, the Company is acting as principal as it manages billings and collections, contracts directly with the tenant and manages daily warehouse operations. Revenue is recognized monthly at the gross contract amount stated in the contract with the tenant.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

In the *partnership vertical*, the Company and the Property Landlord enter into a form of lease agreement that has "participating rent" calculated as a percent of net proceeds versus a traditional fixed monthly fee. The Company is acting as principal as it operates similarly to a traditional lease except for the participating rent structure. Revenue is recognized at the gross amount.

In the *marketplace tier 1* vertical, the Company is facilitating connections to space offered by the landlord to potential renters of that space and is acting solely in the capacity as an agent. The Company is not a party to the contract between landlord and renter and does not control or manage warehouse operations. Revenue is recognized at the net amount of monthly rent which is typically 10% of the rent proceeds paid to the landlord plus 6% incrementally charged to the tenant.

In the *marketplace tier 2* vertical, the Company is facilitating connections to space offered by the landlord to potential renters and in addition provides warehouse management services. In this vertical, the Company is an agent for renting the space and a principal for providing the management services. Marketplace tier 2 revenue is typically 35% of the rent proceeds paid to the landlord plus 6% incrementally charged to the tenant. Revenue is allocated between the principal portion, recognized at gross, and the agent portion, recognized as net. Based on marketplace tier 1's agent service price of 16% (inclusive of amount charged to the tenant), the Company considers the incremental 25% earned under marketplace tier 2 to be the principal portion of revenue related to warehouse management services and therefore recognized at gross, with the 16% agent portion of revenue recognized as net.

Cost of Revenue - The Company applies direct costs associated with rental locations to Cost of Revenue including our supplier share of rental proceeds. Additionally, this amount includes facility coordinators that are assigned to specific locations, temporary fencing as required, utilities, waste removal, security costs inclusive of cameras, and other miscellaneous costs.

Equity-Based Compensation - Under the 2016 Equity Incentive Plan, key employees have received or may receive options to purchase common stock. The Company also issues warrants. Compensation expense for common stock options is recognized on a straight-line basis over the vesting period, based on common stock's fair value on the grant date. Warrants are measured at the fair market value of the underlying stock at the grant date and the expense is recognized over the requisite service period. A Black-Scholes option-pricing model is used to determine the fair value. The company accounts for forfeitures prospectively.

Income Taxes - The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred income taxes are classified as noncurrent. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

The tax effects of the Company's income tax positions are recognized only if determined "more likely than not" to be sustained based solely on the technical merits as of the reporting date. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments, and which may not accurately anticipate actual outcomes.

The Company recognizes a tax benefit from uncertain tax positions only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authorities' administrative practices and precedents. The tax benefits recognized from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being recognized upon settlement. The Company did not recognize any tax benefits from uncertain tax positions.

Due to the uncertainty surrounding the realization of the net deferred tax assets in future periods, the Company has recorded a full valuation allowance against the otherwise recognizable net deferred tax assets as of December 31, 2023. Refer to Note 9 for additional income tax disclosures.

Effect of Recently Adopted Accounting Standards - On January 1, 2023, the Company adopted ASU-2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including contracts receivable, retentions receivable, loan receivables, and held to maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments and leases recognized by a lessor in accordance with Topic 842 on leases. The adoption of ASC 326 had no material effect on the Company's financial statements.

Advertising and Marketing Costs – Advertising and marketing costs are expensed as incurred. The Company's marketing objectives are to promote the listings of available warehouse spaces, attract warehouse owners to list their spaces on the platform, and increase the brand awareness. All marketing efforts are done through online channels such as Google and Craigslist. For tenant space listings, the marketing costs are allocated based on the revenue vertical and recognized as cost of revenue. For suppliers and brand marketing, the costs are included as operating expenses. Total marketing expense incurred in 2023 was $306,368.

Employee 401(k) Plan - The Company offers 401(k) plans to its employees, which are administered through the third-party HR service provider. Employees must be at least 18 years of age and complete 3 months of service to become eligible. The Company provides safe harbor contributions of 100% match of the employees' contributions up to 3% of eligible pay plus 50% of each additional dollar greater than 3% and no more than 5% of eligible pay. The total employer 401(k) contribution was $12,575 for the year ended December 31, 2023. This amount is included in operations and support in the accompanying statement of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

Insurance Costs - The Company maintains several business insurances for both office and warehouse operations. Office insurances cover liabilities such as General, Property, Auto, Management, and Cyber. Warehouse operation insurances are for lessors risk operations. The total insurance cost incurred was $34,245 for the year ended December 31, 2023. This amount is included in general and administrative expenses in the accompanying statement of operations.

NOTE 3 - FIXED ASSETS

Fixed assets consisted of the following as of December 31, 2023:

Property improvements and fixtures	$	204,789
Leasehold improvements		34,570
Computer software, hardware and equipment		19,337
		258,696
Less: accumulated depreciation		(162,679)
Fixed assets, net	$	96,017

Depreciation expense relating to fixed assets was $55,861 during the year ended December 31, 2023.

NOTE 4 - INTANGIBLE ASSETS

Intangible assets consisted of the following as of December 31, 2023:

Website platform	$	594,816
Less: accumulated amortization		(594,816)
Intangible assets, net	$	-

Amortization expense relating to intangible assets was $70,738 during the year ended December 31, 2023.

NOTE 5 - CONVERTIBLE NOTES

In 2022, the Company issued a Note Purchase Agreement and Subordinated Convertible Promissory Note (“Convertible Notes") for total proceeds of $1,137,000. The Convertible Notes were issued in a private placement to qualified investors. The interest is payable annually at a rate equal to 4.0% per annum, compounded annually. The Convertible Notes were set to mature on June 22, 2023. On April 19, 2023, the Company issued the second amendment to the Convertible Notes to extend the maturity date to September 22, 2024, and to include $17,500,000 valuation cap.

NOTE 5 - CONVERTIBLE NOTES - (CONTIUNUED)

In 2023, the Company issued a Note and Warrant Purchase Agreement and Subordinated Convertible Promissory Note ("Convertible Notes") for total additional borrowing proceeds of $1,067,387. The Convertible Notes were issued in a private placement to qualified investors. The interest is payable annually at a rate equal to 4.0% per annum, compounded annually. Interest expense incurred in 2023 for all Convertible Notes was $63,751. The Convertible Notes issued in 2023 are set to mature on May 1, 2025. In conjunction with the issuance of the Convertible Notes, stock warrants were issued and $49,640 of operating expenses were recognized. See Note 8 for additional stock warrants disclosures.

The notes are converted upon either a Qualified Financing (the "Automatic Conversion") or Non-Qualified Financing (the "Non-QF Voluntary Conversion") event. If a Qualified Financing occurs on or prior to the maturity date, then the outstanding principal amount of the notes and all accrued and unpaid interest, shall automatically convert into fully paid and nonassessable shares of the Preferred Stock issued in such Qualified Financing at the Conversion Price or, at the Company's election, into fully paid and nonassessable shares of Shadow Preferred Stock at the Conversion Price.

If a Non-Qualified Financing occurs on or prior to the maturity date, then upon the election of a majority in interest of investors, the outstanding principal amount of each of the notes and all accrued and unpaid interest on each of the notes will automatically be converted into fully paid and nonassessable shares of the Company's preferred stock issued in connection with such Non-Qualified Financing at a price per share equal to the Conversion Price or, at the Company's election, into fully paid and nonassessable shares of Shadow Preferred Stock at a price per share equal to the Conversion Price.

Qualified Financing is a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock for aggregate gross proceeds of at least $5,000,000 with the principal purpose of raising capital. Non-Qualified Financing is a transaction or series of transactions that does not otherwise qualify as Qualified Financing.

Conversion price equal to the lesser of eighty percent (80%) of with respect to an Automatic Conversion, the price per share paid by the other purchasers of the preferred stock sold in the Qualified Financing, or with respect to a Non-QF Voluntary Conversion, the price per share paid by the other purchasers of the preferred stock sold in the Non-Qualified Financing, as applicable, and an amount obtained by dividing $17,500,000 by the Fully Diluted Capitalization of the Company.

As of December 31, 2023, none of the conditions to convert had been met. Therefore, the Convertible Notes are classified as long-term. The total Convertible Notes balance at year-end is $2,204,387 and is included on the balance sheet with convertible notes and accrued interest.

NOTE 6 - REVENUE

The following table summarizes the Company's revenues:

	Principal	Agent	Total
Rent Income	$ 2,453,411	$ 629,609	$ 3,083,020

The Company derives a portion of revenue acting as a principal for properties the Company leases under a traditional lease and for properties the Company enters into participation rent agreements with landlords. The income from these leases is recognized monthly on a gross basis as the Company is acting as the principal. The Company also facilitates renting space for properties that it does not own or control and where the Company is not a party to the lease agreement between landlord and tenant. For these types of arrangements, the Company recognizes lease income on a net contract basis as the Company is acting as an agent. The net lease is typically 10% of rent collected by the landlord plus 6% incrementally charged to the tenant.

NOTE 7 - OPERATING LEASE

The Company leases a warehouse in Santa Ana, California under an operating lease agreement for the purpose of sub-renting the space to the tenants. The lease has a 5-year term and commenced on July 31, 2019. During the year ended December 31, 2023, operating lease cost was $486,913 and is included in cost of revenue on the accompanying statement of operations.

The estimated future lease payments are shown in the following table:

Year ending December 31:	
2024	$ 194,887
Less: imputed interest	(2,789)
	$ 192,098

The Company will not renew the lease after its expiration on July 31, 2024.

NOTE 8 - EQUITY-BASED COMPENSATION

Under the 2016 Equity Incentive Plan (the "Plan"), the Company may issue up to a maximum of 12,682,521 common shares in the form of options to certain directors, executives, and other key employees. Options vest over four years at a rate of 25% after the first 12 months from the grant date and 6.25% every three months thereafter and expire upon the tenth anniversary of the date of the grant. Stock options that are canceled or forfeited are added back to the number of options available to issue. There are approximately 1.7 million stock options remaining available for grant under the Plan.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model using the range of assumptions in the following table:

Expected term	4 years
Risk-free interest rate	3.74% - 4.24%
Expected volatility	60%
Expected divided yield	0%

The risk-free interest rate is based on U.S. Treasury interest rates at the time of the grant whose term is consistent with the expected life of the stock options. The Company used an average historical stock price volatility based on an analysis of reported data for a peer group of comparable companies that have issued stock options with substantially similar terms, as the Company had limited to no trading history for its common stock. Expected term represents the period that the Company's stock option grants are expected to be outstanding. The Company elected to utilize the "simplified" method to estimate the expected term. Under this approach, the weighted-average expected life is presumed to be the average of the vesting term and the contractual term of the option.

Expected dividend yield was 0% in the option pricing formula since the Company had not paid any dividends and had no plans to do so in the future. The Company reviews recent forfeitures and stock compensation expense. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Additionally, the Company conducts a sensitivity analysis.

The following table summarizes the components of stock-based compensation included as a component of operations and support in the accompanying statement of operations.

Incentive stock options	$ 312,270
Nonqualified stock options	7,667
Total stock based compensation	$ 319,937

NOTE 8 - EQUITY-BASED COMPENSATION - (CONTINUED)

The table below summarizes the stock option activity under the Plan for the year ended December 31, 2023:

	Number of shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding, December 31, 2022	9,842,500	$ 0.21	7.27	$ 173,836
Granted	1,150,000	$ 0.19	9.47	45,450
Outstanding, December 31, 2023	10,992,500	$ 0.21	6.61	$ 219,286
Vested and Exercisable	9,201,438	$ 0.21	6.22	$ 170,610
Expected to Vest	1,791,062	$ 0.20		

A summary of all outstanding and exercisable warrants by class of stock, as of December 31, 2023, is as follows:

Warrant Issue Date	Warrant Exercise Price	Warrants Outstanding	Warrants Exercisable	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Warrants: Preferred Stock					
1/6/2021	$ 0.41	587,084	587,084	2.02	$ -
2/15/2022	$ 0.41	381,848	381,848	2.31	-
		968,932	968,932		$ -
Warrants: Common Stock					
11/1/2023	$ 0.19	201,935	201,935	4.84	$ 11,272

NOTE 9 - INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, consists of the following:

Tax (Expense) Benefit	Federal	State	Total
Current	$ -	$ -	$ -
Deferred	453,812	194,491	648,303
Subtotal	453,812	194,491	648,303
Change in valuation allowance	(453,812)	(194,491)	(648,303)
Total tax expense	$ -	$ -	$ -

For the year ended December 31, 2023, the income tax provision related to continuing operations differs from the amounts computed by applying the statutory income tax rate of 21% to pre-tax loss as follows:

Benefit of pre-tax net loss at statutory rate	$ 448,224
Benefit of state taxes at statutory rate	149,058
Permanent differences and all other	51,021
Valuation allowance	(648,303)
Total tax expense	$ -

The Company is subject to taxation in the United States and various state jurisdictions. The Company does not have any uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense but, did not incur any interest or penalties during the year ended December 31, 2023. The Company is currently not under examination by the United States Internal Revenue Service or any other state, city, or local jurisdiction. Generally, the Company is subject to examination by U.S federal or state and local income tax authorities for three to four years from the filing of a tax return.

Deferred income taxes reflect the net tax effects of loss and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

NOTE 9 - INCOME TAXES - (CONTINUED)

As of December 31, 2023, significant components of the Company's deferred tax assets for federal and state income taxes are as follows:

Deferred Tax Assets	
Net operating losses	$ 2,280,942
Equity based compensation	608,900
Other	76,802
Total deferred tax assets	2,966,644
Deferred Tax Liabilities	
Intangible assets	(131,860)
Start-up cost	(71,449)
Other	(16,160)
Total deferred tax liabilities	(219,469)
Subtotal	2,747,175
Valuation allowance	(2,747,175)
Net deferred tax asset	$ -

Realization of our deferred tax assets is dependent upon future earnings, if any, the timing, and amount of which are uncertain. Because of our lack of U.S. earnings history, the net U.S. deferred tax assets, have been fully offset by a valuation allowance. The valuation allowance increased by $648,303 during the year ended December 31, 2023.

As of December 31, 2023, the Company had a net operating loss carryforward for federal income tax purposes of approximately $9.2 million. These amounts will be available to offset future taxable income.

NOTE 10 - RELATED PARTIES

The Company reimburses the affiliated companies for shared cost of office rent, salaries, supplies, and other shared cost pursuant to the Operating Agreements. As of December 31, 2023, $336,710 was due to affiliates, of which $147,790 is not expected to be payable within the next year.

NOTE 11 - INDEMNIFICATION, CONTINGENCIES, AND COMMITMENTS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss, if any, to have no material impact on the financial statements.

NOTE 12 - SUBSEQUENT EVENTS

The Company has evaluated all transactions and events after the balance sheet date through July 19, 2024, the date these financial statements were available to be issued. The Company did not note any items that would adjust the financial statements or require disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF OPTZZCHAIN, INC.

Connecting Unused Space with Businesses In Need

Warehouse Exchange is a growing tech-driven platform that connects renters with warehouse owners seeking to monetize underutilized spaces. With over 18 million square feet listed across 35 states, WEX generated $3.2M in revenue in 2023 and aims to reach $2.9M by 2024, based on current trends and infrastructure investment designed to create future growth.

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Invest Now

This not_initialized offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


WAREHOUSE
EXCHANGE
Where Empty Space Meets Demand
Quick, flexible warehousing solutions to match your business needs.

REASONS TO INVEST

- Filling a gap in the $114B flexible warehousing market, WEX's platform connects owners of underutilized spaces with renters needing short-term, scalable storage solutions.
- Led by proven executives with deep experience in marketplaces and logistics, including former eHarmony CEO, driving WEX's strategic growth and innovation.
- Backed by $5M in prior funding, WEX is pursuing a growth strategy with over 18M sq. ft. of space listed, scaling its technology and market presence nationwide.

Invest Now
4.0% Interest Rate

MIN INVEST $500

VALUATION CAP $20M

THE PITCH

Warehouse Exchange (WEX) is a tech-driven marketplace targeting the $114 billion warehousing industry by connecting underutilized spaces with businesses needing short-term, flexible storage solutions. Led by an experienced team, including former eHarmony CEO Grant Langston, WEX has expanded to 18 million sq. ft. of warehouse space across 35 U.S. states. With $5 million raised to date and a monthly renewal rate exceeding 90%, WEX is capitalizing on its opportunity.

Expanded Nationwide Presence

- Managing over 18 million square feet of warehouse space across 35 U.S. states.
- Providing flexible storage solutions for over 500 satisfied businesses across the U.S.
- Achieved a 90%+ monthly renewal rate, indicating strong customer satisfaction.
- Servicing 35 U.S. states with a growing network of warehouses, optimizing underutilized spaces nationwide.




WAREHOUSE
EXCHANGE

Served High-Profile Clients

Delivering flexible, short-term warehousing solutions for high-profile clients like The Salvation Army and USPS, ensuring efficiency and cost savings.

THE PROBLEM & OUR SOLUTION

Revolutionizing Flexible Warehouse Space

Warehouse Exchange (WEX) is transforming how businesses access warehouse space, offering an alternative to costly, long-term leases. With our platform, companies can find flexible, short-term storage options that fit their needs without the hassle of traditional real estate.

WAREHOUSE SPACES SIT EMPTY NATIONWIDE

The cost of underutilized warehouse space is a missed opportunity.

9.9 Billion SQFT Nationwide

A vast amount of warehouse space exists, yet much of it remains inaccessible to businesses needing smaller, flexible options.

30% of Warehouse Space Sits Empty

High vacancy rates across the U.S., with millions of square feet unused and costly to maintain

$114 Billion Market Opportunity

Demand for short-term, on-demand warehousing is growing, with limited options to meet this need in the current market

THE SOLUTION

WAREHOUSE EXCHANGE

A digital marketplace for flexible, on-demand warehouse space.

- Flexible Space Options
- Efficient Inventory Management
- Scalable Growth
- No Hidden Costs
- Customizable Services
- Hassle-Free Processing

THE MARKET & OUR TRACTION

The Market

The U.S. warehousing market represents a massive $114 billion opportunity, driven by a shift toward flexible, on-demand storage needs across industries like eCommerce, corporate logistics, and local businesses. With around 30% of the country's 9.9 billion square feet of warehouse space sitting vacant, traditional long-term leasing models fail to meet the growing demand for smaller, short-term rentals. Warehouse Exchange (WEX) targets this underserved segment by offering a marketplace that connects warehouse owners with businesses seeking adaptable storage options, capitalizing on the trend towards a more agile supply chain.

Progress To-Date

Momentum

- 2023 Annual Recurring Revenue (ARR): $3.3M with a contribution margin of $1M.
  **2024 Revenue is expected to reach $2.9M*
- 90% YOY growth in warehouse space and 128% YOY growth in buildings with renters.

Financial Highlights

- 2023 revenue reached $3.2M, with a projected $2.9M for 2024.
- Moving into the premium market with larger facilities, bigger renters, and well-known brands.

New Services & Expansions

- Launched Renter Management Service, generating high revenue and cash flow by onboarding 8 new buildings and over 200,000 sq. ft. in top markets during Q4.

Repeat Business & Client Retention

- Strong customer loyalty, with 56 suppliers contributing multiple buildings.
- Monthly renewal rate exceeds 90%, demonstrating robust product-market fit.

Key Clients

Past performance is not a guarantee of future results. While we strive to achieve continued growth, market conditions, economic factors, and other external influences may impact our ability to maintain this momentum.

Our Traction

Since launching in 2017, WEX has raised $5 million and grown to manage over 18 million square feet of space across 35 states, showcasing rapid national expansion. With an impressive 90%+ monthly renewal rate, WEX has demonstrated strong product-market fit, with annual revenue reaching $3.2 million in 2023 and projections set for $2.9 million by the end of 2024. Our platform has successfully attracted major clients, including The Salvation Army and USPS, and continues to grow its base of subscribers and partners.

Testimonials

"Our experience with Warehouse Exchange has been seamless and efficient. They helped us quickly fill our available warehouse space, allowing us to generate revenue from previously unused space." – Salvation Army.

**The testimonials presented are based on individual experiences and may not represent the typical experience of all customers. Results may vary, and there is no guarantee that you will achieve similar outcomes.*

Notable Investors

Warehouse Exchange has successfully raised $5 million from a combination of individual investors and venture capital, backing its mission to transform the flexible warehousing market. This financial support has fueled the platform's rapid growth and expansion.

Notable Partnerships

WEX has established partnerships with major organizations, including The Salvation Army and USPS, demonstrating its ability to meet the storage needs of high-profile clients and deliver flexible, scalable warehousing solutions nationwide.

WHY INVEST

Warehouse Exchange (WEX) addresses the growing $114 billion market for flexible, short-term warehousing by providing a digital platform that connects underutilized spaces with businesses seeking on-demand storage.


A Smart Choice in a Growing Market
The warehousing industry is evolving, and WEX is at the forefront. With high-profile clients and a scalable, asset-light model, your investment in WEX supports sustainable growth and meets the needs of a changing world.

With your investment, WEX plans to enhance its AI-driven matching technology, expand marketing to reach more U.S. markets, and accelerate user acquisition. Supported by a team with a successful track record in scaling marketplaces and backed by $5 million in funding, WEX is positioned to lead the shift towards flexible, on-demand warehousing solutions. Join us in our mission to reshape the warehousing industry, aiming to turn vacant spaces into valuable assets for users.

ABOUT

HEADQUARTERS

2711 Centerville Road Suite 400
Wilmington, Delaware 19808

WEBSITE

View Site

Warehouse Exchange is a growing tech-driven platform that connects renters with warehouse owners seeking to monetize underutilized spaces. With over 18 million square feet listed across 35 states, WEX generated $3.2M in revenue in 2023 and aims to reach $2.9M by 2024, based on current trends and infrastructure investment designed to create future growth.

TEAM



Dan Pimentel • Co-CEO, Co-Founder, CFO

Mr. Pimentel is a finance executive with 30 years of experience predominantly in the consumer products space. Dan is currently Co-Founder and CFO of Warehouse Exchange and Managing Director / CFO of Saybrook Corporate Opportunity Funds, a Private Equity firm that invests in logistics and supply chain assets.

Dan's experience includes strategic and operational planning, forecasting, mergers / acquisitions, global ERP systems implementation and financial transformations for both domestic and internationally based businesses and spans many industries including consumer products businesses (10 years of supply chain logistics, licensing, retail, ecommerce, publishing, interactive gaming), many early stage companies (10 years in startup / early stage companies including Hub TV, Warehouse Exchange and ESP Logistics Tech), systems implementation (4 years at Discovery and Disney) and logistics based companies (7 years at Saybrook Management). Dan is a CPA (Canada) with 5 years of public practice experience in Canada, working for Arthur Andersen and KPMG.

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Jonathan Rosenthal • Co-CEO, Co-Founder, Director

Mr. Rosenthal is a Co-Founder and Chairman of Warehouse Exchange. He brings 29 years of experience at Saybrook, a private equity and advisory firm, working on complex financings and restructurings as an advisor, operator and investor on the behalf of financial institutions, bondholders, private equity investors and on his own account in public and private enterprises. Prior to joining Saybrook in 1990, he founded and served as chairman and CEO of NetAir International Corporation, which became the nation's largest non-scheduled certificated carrier. Mr. Rosenthal received a BA from California State University, Northridge and a JD from Southwestern University.

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Grant Langston • Executive Chairman

Grant Langston has spent most of his 25-year career looking for ways to better connect people through marketplace technology.

He was on the team that launched online dating icon eharmony.com. While his initial focus was on branding, over the next 15 years he played critical roles in acquisition marketing, new product development, social media, customer experience, creative services, and media relations while sharing his passion for eharmony's mission and method.

In 2016 the Board of Directors asked Grant to become CEO, and his 4-year tenure culminated in a sale of the business to German Television network ProsiebenSat.1.

His latest work is as CEO and board member for Warehouse Exchange, taking his deep experience of marketplace technology to the logistics sector and helping buyers and sellers of warehouse space come together in an online platform.

Grant also enjoys cross-country motorcycling, camping with his family, and travel. He earned a B.A. in Political Science from Auburn University.

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James Cabral • Chief Operating Officer

Over 20 years of executive sales leadership in VC and PE backed businesses.
Entrepreneurial CRO in high-growth data and tech-enabled companies;

- Founding Team of VC backed TrueAdvantage, the first sales intelligence platform
- Member of leadership team of OneSource Info Services, acquired by GTCR and Cannondale Investments
- Executive team member of Gordian, backed by Warburg Pincus, and acquired by Fortive (2018 Mid-Market Deal of the Year)

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Marc Powers • Director

Partner | The Ursula Group

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TERMS

OptzzChain, Inc.

Overview

INTEREST RATE
4.0%

VALUATION CAP
$20M

MATURITY DATE
Dec 18, 2026

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Convertible Notes

DISCOUNT RATE
20.0%

TYPE OF EQUITY
Convertible Note

CONVERSION TRIGGER

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,007,232	$1,549,213
Cash & Cash Equivalents	$583,745	$552,332
Accounts Receivable	$66,444	$136,713
Short-Term Debt	$1,262,589	$1,032,080
Long-Term Debt	$2,439,673	$1,447,339
Revenue & Sales	$3,083,020	$2,418,056
Costs of Goods Sold	$1,974,574	$1,682,793
Taxes Paid	$2,909	$0
Net Income	-$2,134,401	-$2,571,071

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A convertible note offers you the right to receive Convertible Note in OptzzChain, Inc.. The amount of Convertible Note you will receive in the future will be determined at the next equity round in which the Company raises at least #N/A in a qualified equity financing. The highest conversion price per security is set based on a $20,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You also receive 4.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Convertible Note equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive a 10% increase in the annual interest rate.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive a 15% increase in the annual interest rate.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive a 20% increase in the annual interest rate.

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive a 25% increase in the annual interest rate.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive a 30% increase in the annual interest rate.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between Day 35 - 40 and receive a 10% increase in the annual interest rate.

Flash Perk 2: Invest $5,000+ between Day 60 - 65 and receive a 10% increase in the annual interest rate.

Amount-Based Perks

Tier 1: Invest $1,000+ and receive a 5% increase in the annual interest rate.

Tier 2: Invest $5,000+ and receive a 10% increase in the annual interest rate.

Tier 3: Invest $10,000+ and receive a 15% increase in the annual interest rate.

Tier 4: Invest $20,000+ and receive a 20% increase in the annual interest rate.

Tier 5: Invest $50,000+ and receive a 25% increase in the annual interest rate.

The 10% StartEngine Venture Club' Bonus

Warehouse Exchange will offer 10% increase in the annual interest rate. for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

PRESS

Freightwaves

GSCW chat recap: Logistics warehouse space for CPG startups

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SiriusXM Radio

Dan Looney of the Wharton Business Daily interviews Grant Langston CEO of Warehouse Exchange

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CNBC

Matching demand for available space: How one startup is using AI to help retailers and businesses find a few square feet of their own in warehouses

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Freightwaves

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

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Members get an extra 10% interest rate in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus interest rate on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000

Early Bird 1

Invest $1,000+ within the first 2 weeks and receive a 10% increase in the annual interest rate.

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$1,000

Tier 1

Invest $1,000+ and receive a 5% increase in the annual interest rate.

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$5,000

Early Bird 2

Invest $5,000+ within the first 2 weeks and receive a 15% increase in the annual interest rate.

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$5,000

Tier 2

Invest $5,000+ and receive a 10% increase in the annual interest rate.

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$10,000

Early Bird 3

Invest $10,000+ within the first 2 weeks and receive a 20% increase in the annual interest rate.

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$10,000

Tier 3

Invest $10,000+ and receive a 15% increase in the annual interest rate.

$20,000

Early Bird 4

Invest $20,000+ within the first 2 weeks and receive a 25% increase in the annual interest rate.

$20,000

Tier 4

Invest $20,000+ and receive a 20% increase in the annual interest rate.

12 07 18 30
Days Hours Minutes Seconds

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$50,000

Early Bird 5

Invest $50,000+ within the first 2 weeks and receive a 30% increase in the annual interest rate.

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$50,000

Tier 5

Invest $50,000+ and receive a 25% increase in the annual interest rate.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as ‘Invested’ on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company’s cancellation policy in the company’s offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

[See attached]

10,000 square feet ...
Empty.

32,000 square feet. Empty.

110,000 square feet. EMPTY!

And that's just a sliver of the almost 1 billion square feet of empty warehouse space in the U.S. Industrial vacancy rates are the highest they've been in 9 years—and climbing. That means warehouse owners are missing out on as much as $7.6 billion in rent EVERY MONTH. And it's not for lack of demand. Since 2020's e-commerce boom, businesses large and small have been clamoring for warehouse space.

But it's difficult for owners of large warehouses to accommodate those in need of smaller footprints or shorter leases. Until now. Warehouse Exchange is here to deliver a solution—for those who need warehouse space and owners looking to accommodate them. Let's fill this place!

Warehouse Exchange is an Airbnb-style online marketplace that aims to revolutionize the $35 billion U.S. warehouse industry. Here, suppliers of warehouse space—either owners or lessees—list their empty space for shorter-term rentals, while businesses find the perfect warehouse for their unique needs. In return, we take a percentage of the rent.

In just four years, we've welcomed over 600 warehouses onto the platform across major U.S. markets. These warehouses serve every type of renter—from e-commerce startups to Fortune 500 companies like DoorDash and the U.S. Postal Service. We have seen the volume of renter leads is rising rapidly, too. In the span of a little more than a year, we saw a 300% increase in the monthly volume of companies looking for space on Warehouse Exchange. That translates to thousands of leads every month.

You might wonder, "Why hasn't this been done before?" Others have tried with a WeWork-style model, buying or leasing buildings to divide up and parse out to renters. But real estate ownership is risky and capital-intensive. We believe our asset-light marketplace model helps eliminate that risk and grow efficiently.

We feel our model is ready to scale, and so is our team—with diverse experiences that come together to create what we think is an unbeatable combination for success. I'm the former CEO of eHarmony and I led the company to an exit in 2019 - so I think I know just how to create successful online matches. My partners are proven leaders in logistics and SaaS—with a track record of operational success. Finally, our seed investors are some of the biggest and most successful industrial real estate owners in the country.

Since 2017, we've facilitated rental transactions exceeding $3.1 million in annual revenue, and we just made Inc. Magazine's list of 5000 Fastest Growing Companies.

We believe we're ready to expand. We've already begun building AI-powered algorithms to streamline the warehouse matching process even further. We're also exploring exciting new revenue streams that are a natural addition to our existing services—from renter value adds like insurance to 3PL services.

We're building towards a future where not a single square foot of warehouse space goes to waste—and where every business has the space it needs to thrive. Invest in Warehouse Exchange today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "OPTZZCHAIN, INC.", FILED IN THIS OFFICE ON THE SIXTH DAY OF JANUARY, A.D. 2021, AT 8:08 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

5904942 8100
SR# 20210031053

Authentication: 202225404
Date: 01-06-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:08 AM 01/06/2021
FILED 08:08 AM 01/06/2021
SR 20210031053 - File Number 5904942

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF OPTZZCHAIN, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

OptzzChain, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is OptzzChain, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on July 8, 2016.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is OptzzChain, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 38,929,161 shares of Common Stock, $0.00001 par value per share ("**Common Stock**") and (ii) 17,897,988 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. **COMMON STOCK**

1. **General**. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. **Voting**. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); *provided,*

however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. **PREFERRED STOCK**

17,897,988 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**", with the following rights, preferences, powers and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections and Sections of Part B of this Article Fourth.

The "**Original Issue Price**" shall mean $0.4088 per share for the Series A Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

1. **Dividends**.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of the Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of the Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price for such series of Preferred Stock; *provided* that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of a series of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend for such series of Preferred Stock.

2. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

2.1 **Preferential Payments to Holders of Preferred Stock**. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a pari passu basis among each other, the greater of (i) an amount per share equal to one times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, payable before any payment shall be made to the holders of Common Stock by reason of their ownership thereof (the amounts payable pursuant to this clause (i) are hereinafter referred to as the "**Preferred Liquidation Amounts**"), or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock and all such other series of Preferred Stock were converted into Common Stock) been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If, upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 **Payments to Holders of Common Stock**. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Preferred Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, as applicable, the assets of the Corporation available for distribution to its stockholders and not payable to the holders of shares of Preferred Stock pursuant to Section 2.1, or (b) a Deemed Liquidation Event, after the payment in full of all Preferred Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, as applicable, the consideration available for distribution to the stockholders of the Corporation and not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the Available Proceeds not payable to the holders of shares of Preferred Stock pursuant to Section 2.1, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 **Deemed Liquidation Events.**

2.3.1 **Definition**. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Preferred Stock voting together as a single class on an as-converted to Common Stock basis (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 **Effecting a Deemed Liquidation Event**.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable amount per share that the holders of each series of Preferred Stock are entitled to receive under Sections 2.1 and 2.2. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except (i) as contemplated by such Deemed

Liquidation Event or to discharge expenses incurred in connection with such Deemed Liquidation Event; (ii) in the ordinary course of business; or (iii) as approved by the Board of Directors of the Corporation.

(c) On or before the redemption pursuant to Subsection 2.3.2(b), each holder of shares of Preferred Stock to be redeemed on such date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the written notice provided by the Corporation, and thereupon the redemption price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder.

(d) If the written notice provided by the Corporation shall have been duly given, and if on the redemption date, the redemption price payable upon redemption of the shares of Preferred Stock to be redeemed on such date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Preferred Stock shall cease to accrue, if applicable, after such date and all rights with respect to such shares shall forthwith after such date terminate, except only the right of the holders to receive the redemption price without interest upon surrender of their certificate or certificates therefor.

2.3.3 **Amount Deemed Paid or Distributed**. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including the approval of the Series A Director (as defined herein).

2.3.4 **Allocation of Escrow and Contingent Consideration**. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. **Voting.**

3.1 **General.** On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 **Election of Directors.** The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Series A Director**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three directors of the Corporation; *provided, however,* that any initial director or directors that any class or classes or series of Preferred Stock shall be entitled to elect in accordance with the foregoing may also be appointed by the Board of Directors, acting by a majority of the sitting directors, regardless of whether any such sitting directors are elected by any particular class or classes or series of capital stock, without any action by the holders of such class or classes or series of Preferred Stock. Any director elected (or appointed) as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2 (and to the extent any of such directorships is not otherwise filled by a director appointed by the Board of Directors in accordance with the first sentence of this Section 3.2), then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship elected by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2. The rights of the holders of the Series A Preferred Stock under the first sentence of this Section 3.2 shall terminate on the first date following the Series A Original Issue Date (as defined below) on which there are issued and outstanding less than 5,369,396 shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series A Preferred Stock).

3.3 **Preferred Stock Protective Provisions.** At any time when at least 5,369,396 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock;

3.3.3 (i) create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.4 (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such power, preference, or special right, or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such power, preference, or special right;

3.3.5 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service or (iv) as approved by the Board of Directors, including the approval of the Series A Director;

3.3.6 create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $500,000 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course or unless such debt security has received the prior approval of the Board of Directors, including the approval of the Series A Director;

3.3.7 increase or decrease the authorized number of directors constituting the Board of Directors;

3.3.8 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.9 enter into or be a party to any transaction with any director of the Company or any "associate" (as defined in Rule 12b-2 promulgated under the Securities and Exchange Act of 1934, as amended) of any such person (except for reimbursements for advancement of expenses and transactions made in the ordinary course of business and pursuant to reasonable requirements of the Company's business and upon fair and reasonable terms), unless such transaction is approved by the disinterested members of the Board of Directors, including the Series A Director if the Series A Director is disinterested;

3.3.10 cause or permit any of its subsidiaries to, without approval of the Board of Directors, sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "**Tokens**"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens ;

3.3.11 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary, unless as approved by the Board of Directors, including the Series A Director;

3.3.12 increase the number of shares of Common Stock allocated to the Corporation's incentive equity plans (including the Corporation's equity incentive plans currently in existence and any equity incentive plans subsequently created by the Corporation) or create or authorize the creation of a new incentive equity plans of the Corporation; or

3.3.13 sell, assign, exclusively license, pledge, or encumber material portion of the assets, operating business, material technology or intellectual property of the Corporation or any of its subsidiaries, other than licenses granted in the ordinary course of business unless such transaction is approved by the the Board of Directors, including the Series A Director.

4. **Optional Conversion.** The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 **Right to Convert.**

4.1.1 **Conversion Ratio.** Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" shall initially be equal to $0.4088 for the Series A Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 **Termination of Conversion Rights**. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; *provided* that the foregoing termination of Conversion Rights shall not affect the amounts otherwise paid or payable in accordance with Section 2.1 to the holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 **Fractional Shares.** No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded down to the nearest whole share.

4.3 **Mechanics of Conversion.**

4.3.1 **Notice of Conversion**. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b) if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Preferred Stock represented by any surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 **Reservation of Shares**. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the

Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 **Effect of Conversion.** All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of such series of Preferred Stock accordingly.

4.3.4 **No Further Adjustment.** Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 **Taxes.** The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 **Adjustments to Preferred Stock Conversion Price for Diluting Issues.**

4.4.1 **Special Definitions.** For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Series A Original Issue Date (as defined below), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any particular series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on (A) such series of Preferred Stock; or (B) multiple series of Preferred Stock that include such series of Preferred Stock if such series of Preferred Stock receives at least a pro rata share of such dividend or distribution;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 and 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including the approval of the Series A Director;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of the Series A Director;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including the approval of the Series A Director;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided* that such issuances are approved by the Board of Directors of the Corporation, including the approval of the Series A Director;

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including the approval of the Series A Director; or

(ix) shares of Common Stock, Options or Convertible Securities deemed as Exempted Securities by written consent or affirmative vote of the Requisite Holders.

(b) **"Convertible Securities"** shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) **"Option"** shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) **"Series A Original Issue Date"** shall mean the date on which the first share of Series A Preferred Stock was issued.

4.4.2 **No Adjustment of Preferred Stock Conversion Price**. No adjustment in the Conversion Price of the Series A Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the then outstanding shares of Series A Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 **Deemed Issue of Additional Shares of Common Stock.**

(a) If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 **Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock**. In the event the Corporation shall at any time after the Series A Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "**CP_2**" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "**CP_1**" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "**A**" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "**B**" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "**C**" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 **Determination of Consideration**. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) **Cash and Property**. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) **Options and Convertible Securities**. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 **Multiple Closing Dates**. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4 then, upon the final such issuance, the Conversion Price for such series of Preferred Stock shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances).

4.5 **Adjustment for Stock Splits and Combinations**. If the Corporation shall at any time or from time to time after the Series A Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this **Section 4.5** shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 **Adjustment for Certain Dividends and Distributions**. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of each series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price of each such series of Preferred Stock then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock shall be adjusted pursuant to this Section 4.6 as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 **Adjustments for Other Dividends and Distributions**. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 **Adjustment for Merger or Reorganization, etc**. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of each series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 **Certificate as to Adjustments.** Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for each series of Preferred Stock held by such holder, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of each such series of Preferred Stock.

4.10 **Notice of Record Date.** In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten days prior to the record date or effective date for the event specified in such notice.

5. **Mandatory Conversion.**

5.1 **Trigger Events.** Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $1.6352 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 **Procedural Requirements.** All holders of record of shares of Preferred converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. **Redemption**. The shares of Preferred Stock shall not be redeemable by any holder thereof, except as may be otherwise provided herein.

7. **Redeemed or Otherwise Acquired Shares**. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

8. **Waiver**. Except as otherwise set forth herein or required by law, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a single class; and (b) any of the rights, powers, preferences and other terms of a series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the then outstanding shares of such series of Preferred Stock; *provided, however,* that if the waiver would affect more than one series in the same way, then such waiver may also be effected by the affirmative written consent or vote of the holders of at least a majority of the then outstanding shares of such similarly affected series of Preferred Stock, voting together as a single class.

9. **Notices**. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or elimination of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such amendment, repeal or elimination.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal, modification or elimination of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal, modification or elimination; or (b) increase the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal, modification or elimination.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of, or consultant to, the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Eleventh shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Eleventh (including, without limitation, each portion of any sentence of this Article Eleventh containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

(*signature page follows*)

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on the January 5, 2021.

By: /s/ Grant Langston
Grant Langston, Chief Executive Officer

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c) Special provisions for cryptocurrency payments**.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) Transfers upon challenged transactions. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2023, and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Guernsey Schneider LLP, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by StartEngine Primary LLC, as "Nominee" in omnibus as legal holder of record of the Securities. Subscriber will appear on the books of the Nominee as the beneficial owner of the Securities. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors"). Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber agrees that as a condition to investment in the Securities, in the event StartEngine Primary LLC finalizes its custodial requirements in the future, Subscriber consents to StartEngine Primary LLC holding the securities as custodian (the "Custodian"), and any arrangements necessary to effect such manner of holding. The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT

IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

* * * * *

This Subscription is accepted on %%NOW%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2024- CF

$%%VESTING_AMOUNT%% %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on StartEngine Primary LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on December 18, 2026 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less.

Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $5,000,0000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $20,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $20,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any **"Event of Default"** hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%%

residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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